Neiman Funds	6631 Main Street, Williamsville, NY 14221

September 14, 2011

Christina DiAngelo
Office of Disclosure and Review
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Neiman Funds (the "Trust"); File Nos. 811-21290 and 333-102844

Dear Ms. DiAngelo:

Please find below Registrant’s responses to oral comments from the Staff received on August 16, 2011. For your convenience, I have summarized the Staff’s comments.

Neiman Large Cap Value Fund

1.	Comment: In future financial reports please enhance the language in the shareholder letter related to relative performance.

Response: In future financial reports we enhance the language in the shareholder letter related to relative performance.

2.	Comment: In future financial reports please enhance the language in the shareholder letter on how derivatives affected the Fund’s performance.

Response: In future financial reports we will enhance the language in the shareholder letter on how derivatives affected the Fund’s performance.

3.	Comment: In future annual and semi-annual reports please break out liabilities related to Trustees in the Statement of Assets and Liabilities.

Response: In future annual and semi-annual reports we will break out liabilities (if there are any) related to Trustees in the Statement of Assets and Liabilities.

4.	Comment: In the Financial Highlights of the annual report dated March 31, 2011 the Before Waiver/Reimbursement Ratio of Expenses to Average Net Assets difference to After Waiver/Reimbursement Ratio of Expenses to Average Net Assets is 0.08%. The Before Waiver/Reimbursement Ratio of Net Investment Income to Average Net Assets difference to After Waiver/Reimbursement Ratio of Net Investment Income is 0.10%. Please explain why they are not the same.

Response: The variance noted in the Before and After Waiver/Reimbursement ratios of Net Investment Income and Expenses is primarily due to the fact that for a period of the Fund’s operation, the Fund operated slightly below its expense cap. The timing and recognition of the income and expenses during that period caused a slight variance in the resulting ratios.

Neiman Balanced Allocation Fund

1.	Comment: In future financial reports please enhance the language in the shareholder letter related to relative performance.

Response: In future financial reports we enhance the language in the shareholder letter related to relative performance.

2.	Comment: In the annual report dated March 31, 2011 the Fund’s letter to shareholders states, “As our Allocation Fund is a broadly diversified fund of funds……”. Because the Fund is a non- diversified fund please consider using different language in future reports so there is no confusion.

Response: In future financial reports we will consider using different language so there is no confusion that the Fund in a non-diversified fund.

3.	Comment: In the annual report dated March 31, 2011, when adding up positions of 5% or more the sum exceeds 60%. Please explain how this is consistent with qualification of the RIC requirements.

Response: Because the holdings in the Fund are other mutual funds that qualify as RICs they are excluded from the 5% calculation for RIC testing.

4.	Comment: One piece of enhanced language that should be added to future reports in the notes to financials is information related to gross additions and subtractions of the Neiman Large Cap Value Fund, an affiliated fund, per Regulation S-X, Article 210.12-14.

Response: In future reports we will enhance the notes to financials by adding gross additions and subtractions of the Neiman Large Cap Value Fund.

5.	Comment: In the annual report dated March 31, 2011 there is a liability of $11,167 for Accrued Distribution and Service (12b-1) Fees. Please explain what this is.

Response: The liability of $11,167 for Accrued Distribution and Service (12b-1) Fees is accrued distribution and service (12b-1) fees that have not been paid out as of March 31, 2011.

General Comments

1.	Comment: In future 40-17g filings please include the period for which the premiums have been paid.

Response: In future 40-17g filings we will include the period for which the premiums have been paid.

2.	Comment: In the Prospectus for the Neiman Large Cap Value Fund’s fee table there is a line item for Interest Expense of 0.00%. Please consider removing the line item in future reports if there is no interest expense.

Response: In future prospectuses we will remove the line item of Interest Expense if there in no interest expense.

3. Other Comments: The Staff requested that the Trust provide representations consistent with the “Tandy” letter.

   Response: The Trust hereby acknowledges that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions or additional comments, please call the undersigned at (858) 488-3839.

Respectfully, /s/ Dan Neiman Dan Neiman Neiman Funds